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                             February 9, 2022

       Ka Leung Wong
       Chief Executive Officer
       Luduson G Inc.
       17/F, 80 Gloucester Road
       Wanchai, Hong Kong

                                                        Re: Luduson G Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 27,
2021
                                                            File No. 333-260584

       Dear Mr. Wong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Cover Page

   1. We note your response to our prior comment 3 that you have had no transactions that involved the transfer
of cash or assets throughout your corporate structure. On the cover page, please state
whether any transfers, dividends, or distributions have been made to date to investors and,
if so, quantify the amounts.
       Prospectus Summary
       Risk Factor Summary, page 4

   2. We note your response to prior comment 7. Please expand your disclosure in your prospectus summary and
on the cover page to specifically discuss the determinations
 Ka Leung Wong
Luduson G Inc.
February 9, 2022
Page 2
      announced by the PCAOB on December 16, 2021, whether your auditor is subject to such determinations, and that your securities may be prohibited from trading. Refer to
      Comments 2 and 11 of the Dear Issuer Letter.
3. In the prospectus summary, disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities
      Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
      other governmental agency that is required to approve the operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors, page 12

4.    Given the Chinese government   s significant oversight and discretion
over the conduct of
      your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
        Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch
Chief, at 202-551-3453 if you have any questions.



                                                           Sincerely,
FirstName LastNameKa Leung Wong
                                                           Division of
Corporation Finance
Comapany NameLuduson G Inc.
                                                           Office of Technology
February 9, 2022 Page 2
cc:       Jenny Chen-Drake
FirstName LastName